Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of October 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: October 11, 2005

List of materials


Documents attached hereto:


i)Press release announcing So-net M3 Subsidiary Forecast Revision


                                                                October 11, 2005

                                                  Company name: Sony Corporation
   Representative's title and name: President and Electronics CEO Ryoji Chubachi
                           (stock code: 6758 Tokyo Stock Exchange First Section)
                                                     (tracking stock subsidiary)
                            Company name: Sony Communication Network Corporation
                       Representative's title and name: Representative Director,
                        Corporate Executive Officer, President Kenichiro Yoshida
                         (stock code: 6758-5 Tokyo Stock Exchange First Section)


      So-net M3 Announces Revision of Forecast for the Current Fiscal Year

So-net M3 Inc. ("So-net M3") announces the following revisions to the forecast for the year ending March 31, 2006 (the period from April 1, 2005 to March 31,
2006) previously announced on April 21, 2005.

1. Consolidated Forecast Revision
   (1) 1st Half(from April 1st 2005 to September 30th 2005)


                                                              (Mil. Yen)
                                    Sales          NIBT       Net Income

           Previous Forecast (A)    1,477           622              362
           New Forecast (B)         1,680           760              440
           Change (B-A)              +203          +138              +78
           Change (%)              +13.7%        +22.2%           +21.5%

   (2) Fiscal year (from April 1st 2005 to March 31st 2006)
                                                              (Mil. Yen)
                                    Sales          NIBT       Net Income
           Previous Forecast (A)    3,111         1,301              757
           New Forecast (B)         3,320         1,440              840
           Change (B-A)              +209          +139              +83
           Change (%)               +6.7%        +10.7%           +11.0%

2. Non-consolidated
   (1) 1st Half(from April 1st 2005 to September 30th 2005)
                                                              (Mil. Yen)
                                    Sales          NIBT       Net Income
           Previous Forecast (A)    1,477           634              374
           New Forecast (B)         1,660           770              460
           Change (B-A)              +183          +136              +86
           Change (%)              +12.4%        +21.5%           +23.0%

   (2) Fiscal year (from April 1st 2005 to March 31st 2006)
                                                              (Mil. Yen)
                                    Sales          NIBT       Net Income
           Previous Forecast (A)    3,111         1,325              781
           New Forecast (B)         3,300         1,470              870
           Change (B-A)              +189          +145              +89
           Change (%)               +6.1%        +10.9%           +11.4%



3. Reason for the forecast revision

   (1) 1st half of the fiscal year ending March 31, 2006
   There was a more favorable than expected growth in demand for eDetails as a result of an increase in Medical Doctor ("MD") members in the first half of the current fiscal year by 16,000 to 113,000 MDs, coupled with an improvement in the frequency by which MDs are using the service, in addition to such factors as the increasingly active use of the "MR-Kun" service by client companies due to an increase in the number of products handled by the service. As a result, sales revenue and income particularly from the marketing support to healthcare companies business are expected to exceed the April 21, 2005 forecast.

   (2) Fiscal year ending March 31, 2006
   The revision to the forecast for the fiscal year ending March 31, 2006 is in response to the revision to the operating results forecast to the 1st half of the fiscal year ending March 31, 2006.
   In addition, we also anticipate favorable growth in the second half of the fiscal year reflecting such factors as an anticipated increase in the number of new clients using the "MR-Kun" service coupled to increased use of the service. However, as a result of certain uncertain factors relating to the extent of this additional growth, the revision to the forecast to the full fiscal year only reflects the impact of the addition from the first half revision, in addition to the effect of adjusting the forecast numbers into 10 million yen units. Looking forward, we plan to carry out further revisions to our operating results forecast as necessary when the impact of these factors can be more precisely determined.

(For your reference): As of this forecast revision announcement, subsequent forecasts will be announced using the 10 million yen unit.